UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TPG N.V.

(Name of Issuer)

Ordinary Shares, par value €0.48

(Title of Class of Securities)

892339102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] [_] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  892339102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Person (entities only) State of the Netherlands[1]
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 89,373,810[2]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 89,373,810[2]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,373,810[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 18.61%[3]
12	Type of Reporting Person (See Instructions) OO

1	Acting solely through its duly authorized representative of the Ministry of Finance.
2	This Amendment No. 1 to the Schedule 13G is being filed pursuant to Rule 13d-1(d), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing and reflects the sale of 13,100,000 Ordinary Shares by the State of the Netherlands to the Issuer on January 5, 2005.

3	Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings in the Netherlands.

          This Amendment No. 1 amends and supplements the Schedule 13G of The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance, filed with the U.S. Securities and Exchange Commission on September 9, 2003, with respect to the Ordinary Shares of TPG N.V., a Netherlands corporation, beneficially owned by The State of the Netherlands.

Item 1. (a)	Name of Issuer: TPG N.V.
(b)	Address of Issuer’s Principal Executive Offices: Neptunusstraat 41-63, 2132 JA Hoofddorp, The Netherlands

Item 2. (a)	Name of Person Filing: The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance
(b)	Address of Principal Business Office or, if None, Residence: Korte Voorhout 7, 2514 CW Den Haag, The Netherlands (Ministry of Finance)
(c)	Citizenship: The Netherlands
(d)	Title of Class of Securities: Ordinary Shares, par value €0.48
(e)	CUSIP Number: The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 892339102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership
(a)	Amount beneficially owned: 89,373,810[4]
(b)	Percent of class: 18.61%[5]
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 89,373,810[4]

4	This Amendment No. 1 to the Schedule 13G is being filed pursuant to Rule 13d-1(d), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing and reflects the sale of 13,100,000 Ordinary Shares by the State of the Netherlands to the Issuer on January 5, 2005.

5	Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings in the Netherlands.

(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 89,373,810[6]
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification N/A

6	This Amendment No. 1 to the Schedule 13G is being filed pursuant to Rule 13d-1(d), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing and reflects the sale of 13,100,000 Ordinary Shares by the State of the Netherlands to the Issuer on January 5, 2005.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2005	STATE OF THE NETHERLANDS Acting through its duly authorized representative of the Ministry of Finance By: /s/ André Betting Name: André Betting Title: Director, Financing Department